                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the change of its share capital upon completion of the placing and managers' option.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. This announcement does not constitute an offer of any securities for sale.

Terms defined in the Company's announcement dated 31 August 2005 shall have the same meanings when used in this announcement.

                       (PETROCHINA COMPANY LIMITED LOGO)
                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED*

   (A joint stock company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 0857)

                   CHANGE OF SHARE CAPITAL OF THE COMPANY UPON
                 COMPLETION OF THE PLACING AND MANAGERS' OPTION

The Company completed the Placing (including the exercise in full of the Managers' Option on8 September 2005) of 3,516,482,000 H Shares (including 287,712,182 NSSF Shares and 31,968,000 additional H Shares sold by the NSSF pursuant to the exercise in full of the Managers' Option) on 15 September 2005. The total number of issued Shares of the Company has increased from 175,824,176,000 Shares to 179,020,977,818 Shares. The total number of H Shares held by the public has increased from 17,582,418,000 H Shares to 21,098,900,000 H Shares. Upon completion of the Placing (including the exercise in full of the Managers' Option), the share capital of the Company is as follows:


                    UPON COMPLETION OF THE PLACING AND
                    ----------------------------------
                           THE MANAGERS' OPTION
                           --------------------
                        NO. OF        PERCENTAGE OF ISSUED
                        SHARES               SHARE CAPITAL
                                                       (%)
CNPC           157,922,077,818                       88.21
Public          21,098,900,000                       11.79
               ---------------                      ------
               179,020,977,818                      100.00
               ===============                      ======

This announcement is made pursuant to the disclosure requirement under Rule
13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                                           By Order of the Board of Directors
                                               PETROCHINA COMPANY LIMITED
                                                       LI HUAIQI
                                                 Secretary to the Board


Beijing, PRC, 15 September 2005

As at the date of this announcement, the Chairman is Mr Chen Geng; the vice Chairmen are Messrs Jiang Jiemin and Ren Chuanjun; the Executive Directors are Messrs Su Shulin, Duan Wende and Wang Fucheng; the Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Gong Huazhang and Zou Haifeng; the Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe(C); and the Secretary to the Board of Directors is Mr Li Huaiqi.

* For identification purpose only.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PetroChina Company Limited



Dated: September 16, 2005                    By: /s/ Li Huaiqi
                                                 -----------------------
                                             Name:  Li Huaiqi
                                             Title: Company Secretary